[Company letterhead]

December 29, 2011

Filed Via Edgar

Mara L. Ransom
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:          Universal Tech Corp.
Amendment Number 1
Form S-1
Filed October 7, 2011
File No. 333-177209

Dear Ms. Ransom

This letter is in response to your letter dated December 22, 2011. Below we have noted the Staff’s comments in bold face type and our responses in regular type. The numbering corresponds to the comment numbers in the Staff’s letter.

General

1.
We note your response to comment one in our letter dated November 4, 2011 and your indication that you do not believe that Rule 419 applies to you.  Please disclose as much in your registration statement.

We have added language to the Registration Statement indicating that we are not a blank check company of the type described in Rule 419.

2.
We note your response to comment five in our letter dated November 4, 2011 and the materials that you have provided.  However, it does not appear that you have provided support for your statement on pages 3 and 16: “With traditional investment markets still unsettled and interest rates near historical lows, many upper middle class business people and professionals are seeking investments that are long-term, non-speculative and tangible. Art appeals to this segment for the enjoyment and beauty it brings, as well as associated social and cultural benefits.”  Please provide us with the report or study that supports this statement or revise it to state that represents management’s belief.

We have revised the statement in question to indicate that it represents management’s belief.

Prospectus Summary

3.
We note your indication here and elsewhere in your prospectus that to date you “have sold paintings for a total of $24,000.” To the extent you continue to include references to the revenues you have earned to date, you must balance out this disclosure with a discussion of the expenses you also incurred and provide any additional information that would make your presentation of revenues as a single financial measure not misleading.  Alternatively, please revise to include financial statements and management’s discussion and analysis reflecting the most recently completed fiscal quarter.

We have revised the disclosure to indicate that we earned $8,000 on the two sales and that the balance of the moneys was paid over to the artists.

Description of Business, page 16

4.	We note your reference to “online lead forms” on page 22, however, it is not clear where your potential customers will receive such forms and what the forms are intended to accomplish.

We have revised our disclosure to clarify our use of online lead forms.

Management’s Discussion and Analysis or Plan Operation, page 21

5.	We note your response to comment 12 in our letter dated November 4, 2011. We reissue our comment. Please expand your disclosure, as applicable, to fully address Item 303 of Regulation S-K.

We have expanded the discussion in accordance with the Commission’s request.

Plan of Operation, page 21

6.
Throughout this section, where you indicate that you hope to sell art for a certain amount, such as your indication in the second paragraph at the top of page 22 that you “hope to sell between 2-4 pieces of art for at least $50,000,” clarify whether this amount reflects the total of amount of sales, net income or some other amount.

We have clarified that $50,000 is the total sale price of the 2-4 pieces of art combined and that we believe that we will earn a total of between $12,500 and $16,500 in profit on those sales, with the balance going to the artists.

Plan of Distribution, page 25

7.	Please provide us with your analysis of how your directors will comply with the Rule 3a4-1 safe-harbor from broker-dealer registration.

We believe that our directors are exempt from registration as brokers under the provisions of Rule 3a4-1 promulgated under the Securities Exchange Act of 1934. In particular, each of our directors:

1.	Is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of his or her participation; and

2.	Is not to be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

3.	Is not an associated person of a broker or dealer; and

4.	Meets the conditions of the following:

a.	Primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and

b.	Was not a broker or dealer, or associated persons of a broker or dealer, within the preceding 12 months; and

c.
Did not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs within this section, except that for securities issued pursuant to rule 415 under the Securities Act of 1933, the 12 months shall begin with the last sale of any security included within one rule 415 registration.

Each of our directors is an underwriter for the purposes of this offering.

Exhibit 23.1

8.
Please amend to file a copy of the auditor’s consent to the use of their audit report.  Please note that the Staff believes a new consent is required with an amendment if an extended period of time passes since the last filing.  An extended time is generally any period which is more than 30 days.

We have attached a new auditor’s consent as Exhibit 23.1.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commissions from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance with our compliance with the disclosure requirements.

Very truly yours,
Avinoam Cohen
/s/

President, Chief Executive Officer, Treasurer and Director
Universal Tech Corp.